July 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams

Re:	Akers Biosciences, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 13, 2020
File No. 001-36268

Ladies and Gentlemen:

This letter is submitted on behalf of Akers Biosciences, Inc. (the “Company”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated July 20, 2020 with respect to the Company’s preliminary proxy statement filed with the Commission on July 13, 2020 (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934. For convenience of reference, we have set forth the Staff’s comment below, followed by the Company’s response.

Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

Preliminary Proxy Statement on Schedule 14A filed June 13, 2020

Proposal 1, page 7

1.	We note that in Proposals 1 and 2, pursuant to Nasdaq listing requirements, you seek approval from shareholders for: (1) the issuance of common stock in excess of 20% of your outstanding common stock upon conversion of Series D convertible preferred stock; and (2) the possible future issuance of common stock in excess of 20% of your outstanding common stock in connection with future potential milestone payments; both of which are pursuant to your acquisition of Cystron Biotech, Inc., as set forth in the membership interests purchase agreement, as amended. We note the stock will be issued to members of Cystron Biotech, LLC, and to the extent shareholders do not approve each proposal, you are required to continue seeking shareholder approval every six months until shareholders do approve. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with analysis supporting why such disclosure is not required.

Response:

With respect to Items 11, 13 and 14 and Note A of Schedule 14A, the Company believes that the instruction in Note A is inapplicable to Proposal 1 and Proposal 2 because it does not involve a solicitation seeking stockholder approval of the authorization of additional securities which are to be used to acquire another company.

Note A to Schedule 14A acknowledges that certain proposals to be acted upon by stockholders may involve the matters described by, and would therefore require the disclosure of information pursuant to, more than one item of Schedule 14A. Note A goes on to provide an example of such circumstance “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrant’s security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition” (emphasis added).

The Company believes that the Acquisition was not an acquisition of another company as contemplated by Schedule 14A. The purpose of the Acquisition was for the Company to obtain certain license rights of Cystron under the License Agreement with Premas. Based on discussions among transaction parties, the Company determined that, in lieu of Cystron assigning its rights under the License Agreement to the Company, it would be more efficient for the Company to acquire Cystron since Cystron had no assets other than its rights under the License Agreement. More specifically, Cystron was formed on March 10, 2020 for the sole purpose of entering into the License Agreement on such date. Subsequently, Cystron had no paid employees, financial results or business operations other than activities related to the Acquisition with the Company. As such, Cystron merely served as a holding company for rights under the License Agreement, and the Company’s acquisition of Cystron was merely a legal construct to facilitate the acquisition of the license rights by the Company. Given these facts, the Company believes that the Acquisition was an acquisition of assets and not an acquisition of another company. This position is consistent with Accounting Standards Update 805 Business Combinations, which provides that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, the asset is not considered a business. Because the license rights granted under the License Agreement were the only assets of Cystron, the Company believes that the Acquisition was an asset acquisition and not an acquisition of another business. As such, the Company’s solicitation is not for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company; and, therefore, the Company believes that Note A is inapplicable to Proposal 1 and Proposal 2, and such proposals do not warrant the disclosures required by Items 11, 13 and 14.

Furthermore, Proposal 1 and Proposal 2 seek stockholder approval, in accordance with Nasdaq Listing Rule 5635(a) of (i) the conversion of our Series D Preferred Stock in excess of 20% of the Company’s common stock outstanding and (ii) the potential issuance of the Company’s common stock in excess of 20% of the Company’s common stock outstanding in connection with milestone shares that may become issuable in the future. While the Company, through the proposals, is asking its stockholders to approve the issuance of additional securities, the additional securities to be issued will not be used for the purpose of acquiring Cystron. As disclosed in the Proxy Statement, the Acquisition has already been fully consummated and the outcome of the vote on the proposals will have no impact on the Acquisition or in any way facilitate or hinder the completed transaction.

Proposal 1 and Proposal 2 instead relate to the independent questions of whether (i) the Excess Shares may be issued upon the conversion of the Company’s previously issued shares of Series D Preferred Stock in accordance with the Nasdaq listing rule 5635(a) and (ii) the Milestone Shares may be issued upon the achievement of an Equity Triggering Milestone, respectively. The proposals allow the Company’s stockholders to vote on what the capital structure of the Company will look like on a go-forward basis after the Company’s Annual Meeting. The MIPA contemplates the potential failure to obtain stockholder approvals on the Excess Shares and the Milestone Shares and requires the Company to seek stockholder approval of such shares every six months until the approvals are obtained in the event stockholders do not approve each proposal. The Sellers were fully aware that the stockholder approvals for the Excess Shares and the Milestone Shares may not be obtained, and if they are not obtained it will have no impact on the validity of the Acquisition.

As disclosed in the Proxy Statement, shares of the Company’s Series D Preferred Stock were issued as part of the consideration issued in connection with the Acquisition consummated on March 24, 2020. Under the Company’s organizational documents, New Jersey law and Nasdaq listing rules, the Company and its board of directors had full authority, without stockholder approval, to issue the shares of Series D Preferred Stock and to consummate the Acquisition. No stockholder vote is being sought via the Proxy Statement with respect to the authorization of the series of preferred stock. Rather, at the Annual Meeting, the Company’s stockholders will be asked to vote on whether the Series D Preferred Stock will be convertible into shares of common stock in excess of 20% of the Company’s common stock outstanding and in compliance with the Nasdaq listing rule 5635(a), such vote being required only by the listing rules of the Nasdaq and not by New Jersey law or the Company’s organizational documents. Also, the Milestone Shares are contingent on the achievement of an Equity Trigger Milestone and may and/or may not be issued in the future. Whether the stockholders approve the conversion of the Series D Preferred Stock or the issuance of the Milestone Shares will not have any bearing on the Acquisition, which was consummated regardless of whether stockholder approvals were sought or received. Moreover, as disclosed in the Proxy Statement, the MIPA contemplates that, to the extent the Milestone Shares are not approved by stockholders, the Company will be required to issue to the Sellers 750,000 shares of non-voting preferred stock. This fact shows that the Acquisition fully considered the possibility of the failure to obtain the stockholder approvals on the issuance of the Milestone Shares and was not meant to be hindered by such failure. Furthermore, as noted above, the Company has the authority to issue preferred stock, absent stockholder approval. As such, if and when the Milestone Shares are issued, it will not be used to acquire “another specific company” as cited in Note A. Therefore, the Company’s stockholders are essentially being asked to decide whether they would prefer the Company to continue to have outstanding Series D Preferred Stock and/or to potentially issue additional preferred stock in the future or whether they would prefer to replace the outstanding Series D Preferred Stock into shares of common stock and/or to issue additional shares of common stock that the stockholders authorize.

The Company respectfully notes that because the shares of common stock issuable upon approval Proposal 1 and Proposal 2 are the same class as the Company’s currently outstanding common stock, the information called for by Item 202 of the Regulation S-K is not required other than as set forth in Item 11(b). We believe that the current disclosure in the Proxy Statement covers the requirements of Item 11. The Company’s common stock has no preemptive rights.

In addition, Instruction 1 to Item 13 of Schedule 14A states that any or all of the information required by Item 13(a) not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. As disclosed above, because Cystron is not a business and has no other assets, there is no meaningful information about Cystron, its operations and financial results that could be presented to Company stockholders that would be material for the exercise of prudent judgement in regard to Proposal 1 and Proposal 2. Furthermore, such financial statements or information about Cystron would be irrelevant to the stockholders’ decision because the Acquisition has already consummated and the only issue before the stockholders is whether to render the necessary approvals to comply with the Nasdaq listing rule 5635(a).

In light of the foregoing, the Company respectfully submits that the information required by Items 13 and 14 of Schedule 14A is inapplicable to the decisions to be made by the Company’s stockholders with respect to Proposal 1 and Proposal 2. Such information, if included in the Proxy Statement, may in fact cause confusion regarding the nature of Proposal 1 and Proposal 2 and mislead stockholders into believing that by voting against such proposals they are voting against the consummation of the Acquisition.

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If you have any questions concerning the enclosed matters, please contact the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	Christopher C. Schreiber, Executive Chairman of the Board, Akers Biosciences, Inc.
Jayun Koo, Esq., Haynes and Boone LLP